[redacted]

08001964

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 2 2008
B
THOMSON FINANCIAL

FILE NO. 82- 01209 FISCAL YEAR 11-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 4/18/08

Exemption No. 82 - 1209

RECEIVED
2008 APR 16 A 11: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
11-30-07

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2007 and 2006

Index

D+H Group LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
GGL Diamond Corp.

We have audited the consolidated balance sheets of GGL Diamond Corp. as at November 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"D&H Group LLP"

Vancouver, B.C.
March 5, 2008

Chartered Accountants

D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway
Vancouver, British Columbia
Canada V6H 4C1
Telephone: 604 731 5881
Facsimile 604 731 9923
Email: info@dhgroup.ca
www.DHgroup.ca

+Understanding, Advising, Guiding

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2007 and 2006

	2007	2006
ASSETS		
Current		
Cash and cash equivalents	$ 745,148	$ 165,676
Amounts receivable	215,465	49,032
Prepaid expenses	13,038	26,022
	973,651	240,730
Unproven mineral interests (Note 3)	15,428,331	13,870,444
Property, plant and equipment (Note 4)	450,349	273,856
	$ 16,852,331	$ 14,385,030
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 234,153	$ 1,107,038
Current portion of mortgage loan (Note 5)	10,705	14,153
	244,858	1,121,191
Mortgage loan (Note 5)	-	13,288
	244,858	1,134,479
Commitments (Note 13)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	31,689,095	26,877,373
Contributed surplus (Note 8)	3,125,977	1,325,053
Deficit	(18,207,599)	(14,951,875)
	16,607,473	13,250,551
	$ 16,852,331	$ 14,385,030

On behalf of the Board:

Nature of Operations (Note 1)
Subsequent events (Note 15)

"Raymond A. Hrkac"

"Nick DeMare"

The accompanying notes are an integral part of these consolidated financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2007 and 2006

	2007	2006 (Note 2)
Expenses		
Amortization	$ 3,271	$ 3,315
Consulting fees	310,725	97,203
Corporate relations	54,584	133,326
Exploration costs – general	207,583	168,557
Legal and audit	253,694	80,110
Licences, taxes, insurance and fees	51,485	48,336
Office services and expenses	183,464	146,173
Shareholders' meetings and reports	135,137	37,907
Stock-based compensation	2,061,719	434,090
Travel	27,520	63,105
Operating loss	(3,289,182)	(1,212,122)
Other income (expenses)		
Interest income	41,063	21,275
Foreign exchange loss	(2,652)	(3,646)
Gain on sale of equipment	13,519	92
Gain on sale of marketable securities	-	5,906
Interest expense	(4,455)	(1,856)
Other tax expense	(1,481)	(53)
Write off of property, plant and equipment	-	(931)
Write off of exploration and unproven mineral interests (Note 3(b), (c))	(78,887)	(944,273)
	(32,893)	(923,486)
Loss for the year before taxes	(3,322,075)	(2,135,608)
Future income tax recovery (Note 10)	66,351	404,996
Net loss for the year	(3,255,724)	(1,730,612)
Deficit, beginning of year	(14,951,875)	(13,221,263)
Deficit, end of year	$ (18,207,599)	$ (14,951,875)
Loss per share - basic and diluted	$ (0.03)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	114,307,679	97,908,423

The accompanying notes are an integral part of these consolidated financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2007 and 2006

	2007	2006
Cash flows used in operating activities		
Loss for the year	$ (3,255,724)	$ (1,730,612)
Adjustment for items not involving cash:		
- amortization of property, plant & equipment	76,183	30,639
- future tax recovery	(66,351)	(404,996)
- gain on sale of equipment	(13,519)	(92)
- gain on sale of marketable securities	-	(5,906)
- stock-based compensation	2,061,719	434,090
- write off of property, plant and equipment	-	931
- write off of exploration and unproven mineral interests	78,887	944,273
	(1,118,805)	(731,673)
Change in non-cash working capital items:		
- amounts receivable	(166,433)	78,594
- prepaid expenses	12,984	(23,191)
- accounts payable and accrued liabilities	(1,576,582)	159,307
	(2,848,836)	(516,963)
Cash flows from financing activities		
Shares issued for cash, net of share issuance costs	4,390,455	943,143
Shares issued for cash – flow-through shares, net of share issuance costs	181,823	1,097,864
Principal reduction of mortgage loan	(16,736)	(14,821)
	4,555,542	2,026,186
Cash flows used in investing activities		
Acquisition of unproven mineral interests	(204,937)	-
Additions to deferred exploration costs	(683,140)	(1,926,792)
Proceeds from sale of equipment	16,000	100
Proceeds from sale of marketable securities	-	9,706
Purchase of property, plant and equipment	(255,157)	(19,223)
	(1,127,234)	(1,936,209)
Increase (decrease) in cash and cash equivalents	579,472	(426,986)
Cash and cash equivalents, beginning of year	165,676	592,662
Cash and cash equivalents, end of year	$ 745,148	$ 165,676

See also Note 14

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc.("Gerle Gold"). Both Rio Sonora and Gerle Gold are presently inactive. All inter-company transactions and balances have been eliminated.

(b) Unproven Mineral Interests

The cost of unproven mineral interests and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

2. Significant Accounting Policies (continued)

(b) Unproven Mineral Interests, continued

The amounts shown for unproven mineral interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for unproven mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreements

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral interest costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis, unless otherwise noted, at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%
Vehicle	30%
Yellowknife House	25 years straight line

2. Significant Accounting Policies (continued)

(f) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts, if applicable, are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(g) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in earnings for the year.

(h) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the amount of expenses reported during the reporting period. Examples of significant estimates include depreciation, the provision for future income tax recoveries and composition of future income tax assets and liabilities, valuation of unproven mineral interests and the fair value of stock-based compensation. Actual results could differ from those reported.

(i) Income Taxes

Income taxes are recorded on a tax allocation basis. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using substantively enacted income tax rates. The effect of changes in effective income tax rates is recognized in income in the period in which the change is substantively enacted. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

2. **Significant Accounting Policies** (continued)

(j) Stock-Based Compensation

The fair value of stock options and share purchase warrants issued as compensation is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of common shares is determined by the quoted market price of the Company's stock.

(k) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2007, the Company does not have any asset retirement obligations.

(l) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is determined to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

(m) Adoption of New Accounting Policies

On December 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges on a prospective basis with no restatement of prior period financial statements. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income or loss, which is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income calculated in accordance with generally accepted accounting principles such as unrealized gains or losses on available-for-sale investments. Amounts initially recorded to other comprehensive income or loss are reclassified to earnings when the financial instrument is derecognized or impaired.

2. Significant Accounting Policies (continued)

(m) Adoption of New Accounting Policies, continued

Under these new standards, financial instruments are classified as one of the following: loans and receivables, held-to-maturity, held-for-trading, available-for-sale and other financial liabilities. Financial instruments will be measured on the balance sheet at amortized cost or fair value depending on the classification. Loans and receivables, held-to-maturity and other financial liabilities are accounted for at amortized cost. Held for trading and available-for-sale financial instruments are recorded at fair value on the balance sheet. Changes in fair value of held-for-trading financial instruments are recognized in earnings while changes in fair value of available-for sale financial instruments are initially recorded in other comprehensive income or loss.

Effective December 1, 2006, the Company has classified its cash and cash equivalents as held-for-trading, which are measured at fair value with changes in fair value recognized in earnings. Amounts receivable is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and mortgage loan are classified as other financial liabilities, which are measured at amortized cost. Equity instruments issued by the Company are excluded from the scope of this new accounting standard. As a result the Company will no longer separately account for the estimated fair value of share purchase warrants sold with units.

(n) Comparative Figures

Certain 2006 figures have been reclassified to conform to the presentation used in the current year.

3. Unproven Mineral Interests

	Balance November 30, 2006	2007 Mineral Interests Additions	2007 Exploration Cost Additions	2007 Written Off	Balance November 30, 2007
Doyle Lake	$ 3,719,235	$ -	$ 116,608	$ -	$ 3,835,843
Fishback Lake	1,289,976	-	10,500	(14,481)	1,285,995
CH	7,335,349	-	309,271	(64,406)	7,580,214
Providence Greenstone Belt	-	204,937	926,302	-	1,131,239
McConnell Creek	1,525,884	-	69,156	-	1,595,040
	$ 13,870,444	$ 204,937	$ 1,431,837	$ (78,887)	$ 15,428,331

	Balance November 30, 2006	2007 Additions	2007 Written Off	Balance November 30, 2007
Unproven Mineral Interests	$ 376,116	$ 204,937	$ (1,132)	$ 579,921
Deferred exploration costs	13,494,328	1,431,837	(77,755)	14,848,410
	$ 13,870,444	$ 1,636,774	$ (78,887)	$ 15,428,331

3. **Unproven Mineral Interests** (continued)

Exploration costs incurred during the year are as follows:

	2007	2006
Chartered aircraft	$ 374,674	$ 636,504
Drilling, sampling	127,560	733,395
Licences, recording fees, lease payments	155,916	129,544
Project supplies	104,458	165,195
Salaries and wages	223,740	206,779
Surveys	64,190	429,417
Technical and professional services	303,466	340,562
Transportation	77,833	122,442
	$ 1,431,837	$ 2,763,838

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consist of 5 claims and 3 fractional claims (12,972 acres) (2006 – 5 claims and 3 fractional claims, 12,972 acres), by completing exploration expenditures of $4.65 million. To November 30, 2007, De Beers has spent over $7.5 million. All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding two years. When development work resumes, interest will continue to accrue.

In 2005, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. All three payments have been submitted.

3. **Unproven Mineral Interests** (continued)

(a) Doyle Lake, Northwest Territories, Canada, continued

In addition, the Company holds 36 claims (39,726 acres) (2006 - 36 claims; 39,963 acres) in the Doyle Lake area that are not subject to the Agreement. 35 of these claims were originally part of the Agreement and were returned to the Company between 2004 and 2006. In 2007 two claims were taken to lease; bringing the total number of leases to 35.

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 18 claims (36,199 acres) (2006 - 19 claims; 36,664 acres). Three of these claims are leases. In 2007 one claim was allowed to lapse and the related costs were written off.

(c) CH, Northwest Territories, Canada

The Company owns 121 claims (269,792 acres) (2006 – 123 claims; 272,929 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. For financial statement purposes, these claims include the Courageous, Mackay, Seahorse, Starfish, Winterlake North, GDC, Winterlake South, BP, Zip, G and Mill claims. In 2007, two claims expired and as the Company was no longer interested in any further work on these claims, they were allowed to lapse and the related costs written off.

(d) Providence Greenstone Belt, Northwest Territories, Canada.

During 2007, the Company staked 116 claims (256,490 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

Subsequent to year end, the Company staked an additional 76,020 acres which are pending acceptance from the Mining Recorder.

(e) McConnell Creek, British Columbia, Canada

The Company owns 2 mineral tenures (4,878 hectares) (2006 – 2 mineral tenures; 4,878 hectares) in the Omineca Mining Division of British Columbia.

4. Property, Plant and Equipment

	2007		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	186,687	102,641	84,046
Exploration equipment	593,267	364,211	229,056
Vehicle	10,500	5,355	5,145
Office furniture and fixture	86,583	52,981	33,602
	$ 975,537	$ 525,188	$ 450,349

	2006		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	94,328	87,072
Exploration equipment	402,977	336,351	66,626
Vehicle	10,500	3,150	7,350
Office furniture and fixture	58,889	44,581	14,308
	$ 752,266	$ 478,410	$ 273,856

5. Mortgage Loan

	2007	2006
Mortgage loan bearing varying interest at the prime rate per annum (Prime rate of 6.25% at November 30, 2007) repayable in blended bi-weekly payments of principal and interest of $666, collateralised by land and building	$ 10,705	$ 27,441
Less: Principal due within one year	(10,705)	(14,153)
	$ -	$ 13,288

6. **Share Capital**

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Number of Shares	Amount
Balance, November 30, 2005	**91,574,647**	**$ 25,308,996**
Private placement, net of share issuance costs	3,160,227	489,539
Private placement – flow-through shares, net of share issuance costs	4,526,571	1,060,960
Exercise of warrants	702,500	157,400
Exercise of stock options	677,500	155,500
Reallocation from contributed surplus on exercise of stock options	-	106,857
Reallocation from contributed surplus on exercise of share purchase warrants	-	9,794
Less: flow-through share renunciation	-	(404,996)
Other share issue costs		(6,677)
Balance, November 30, 2006	**100,641,445**	**$ 26,877,373**
Private placement, net of share issuance costs (see Note 6(c))	4,170,000	515,254
Private placement – flow-through shares, net of share issuance costs	1,053,778	177,603
Shares issued as finder's fees	28,140	4,221
Shares issued for services	122,846	45,000
Exercise of stock options	1,800,167	392,567
Exercise of share purchase warrants	14,915,294	3,480,095
Reallocation from contributed surplus on exercise of stock options	-	222,029
Reallocation from contributed surplus on exercise of share purchase warrants	-	38,766
Less: flow-through share renunciation	-	(66,351)
Other share issue costs	-	2,538
Balance, November 30, 2007	**122,731,670**	**$ 31,689,095**

6. Share Capital (continued)

(c) During the year ended November 30, 2007:

(i) the Company completed a private placement of 1,053,778 flow-through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures ("CEE") on the Company's Northwest Territories properties. The Company issued 28,140 common shares (at a value of $4,221) as a finder's fee on a portion of the proceeds. The Company also incurred other share issue costs of $7,856.

In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year. The Company paid cash finder's fees and commission of $42,520 on a portion of the proceeds. The Company also incurred other share issue costs of $67,726;

(ii) the Company issued 14,915,294 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share for gross proceeds of $3,480,095;

(iii) the Company issued 1,800,167 common shares upon the exercise of stock options ranging in exercise price from $0.20 to $0.50 per common share for gross proceeds of $392,567;

(iv) the Company issued 122,864 common shares, in payment of $45,000 owed pursuant to a financial advisory agreement (Note 13(b));

(v) 4,507,727 warrants expired unexercised; and

(vi) 150,000 stock options expired unexercised.

6. **Share Capital** (continued)

(d) Changes in warrants during the years ended November 30, 2007 and 2006 are as follows:

	2007		2006	
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	17,974,132	$0.23	13,564,405	$0.22
Issued	4,696,889	$0.16	5,112,227	$0.32
Exercised	(14,915,294)	$0.23	(702,500)	$0.22
Expired	(4,507,727)	$0.27	-	-
Outstanding, end of year	3,248,000	$0.16	17,974,132	$0.23

The Company has the following share purchase warrants outstanding as at November 30, 2007:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.15/$0.175	Dec. 21, 2008
100,000	$0.15/$0.175	Dec. 28, 2008
100,000	$0.20/$0.25	Jan. 3, 2009
210,000	$0.15/$0.175	Feb. 21, 2009
230,000	$0.15/$0.175	Mar. 7, 2009
3,248,000		

7. Stock Options

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants.

Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

In 2007, the Company's Board of Directors approved and granted 3,835,000 stock options (2006 – 1,875,000) to the directors, officers, employees, and consultants. Each option entitles its holder to acquire one common share of the Company at a price varying between $0.56 to $0.63 per common share. These options vested immediately for all optionees, except the investor relations consultant who has options that vest over one year on May 1, 2008. The options expire between May 1, 2012 and July 31, 2012. In 2007 the Company recorded $2,061,719 (2006 - $434,090) of stock based compensation expense for the stock options granted.

	Shares	Weighted Average Exercise Price
Options outstanding as at November 30, 2005	5,366,000	$0.29
Granted	1,875,000	$0.22
Exercised	(677,500)	$0.23
Expired	(1,027,500)	$0.27
Options outstanding as at November 30, 2006	5,536,000	$0.26
Granted	3,835,000	$0.58
Exercised	(1,800,167)	$0.22
Expired	(150,000)	$0.25
Options outstanding as at November 30, 2007	7,420,833	$0.43
2007 options exercisable	7,408,333	$0.43
2006 options exercisable	5,523,500	$0.26

	2007	2006
Weighted average remaining contractual life	3.39 years	2.97 years
Weighted average fair value of options granted during the year	$0.58	$0.22

7. Stock Options (continued)

The following table sets forth information relating to stock options outstanding as at November 30, 2007:

Expiry	Range of exercise prices	Number outstanding at Nov. 30, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at Nov. 30, 2007	Weighted average exercise price
Feb. 6/08	$0.25	370,000	0.19	$0.25	370,000	$0.25
Apr. 25/08	$0.30	220,000	0.41	$0.30	220,000	$0.30
Aug. 15/08	$0.26	50,000	0.71	$0.26	50,000	$0.26
Jan. 15/09	$0.26	325,000	1.13	$0.26	325,000	$0.26
Jan. 15/09	$0.50	310,000	1.13	$0.50	310,000	$0.50
Mar. 19/09	$0.50	330,000	1.30	$0.50	330,000	$0.50
May 12/10	$0.20	350,000	2.45	$0.20	350,000	$0.20
June 7/10	$0.20	50,000	2.52	$0.20	50,000	$0.20
July 8/10	$0.20	210,000	2.61	$0.20	210,000	$0.20
Oct. 28/10	$0.20	25,000	2.92	$0.20	25,000	$0.20
Mar. 23/11	$0.20	775,000	3.32	$0.20	775,500	$0.20
May 12/11	$0.26	495,000	3.45	$0.26	495,000	$0.26
Aug. 15/11	$0.20	75,833	3.71	$0.20	75,833	$0.20
May 1/12	$0.63	960,000	4.42	$0.63	947,000	$0.63
July 31/12	$0.56	2,875,000	4.67	$0.56	2,875,000	$0.56
		7,420,833			7,408,333	

7. Stock Options (continued)

The fair value of each option granted was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	2007	2006
Risk-free interest rate	3.974 to 4.50%	3.88 to 4.28%
Dividend yield	0%	0%
Volatility	157.31 to 164.31%	93.96 to 120.94%
Approximate expected lives	5 Years	0.63 to 4.75 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8. Contributed Surplus

Contributed surplus for 2007 and 2006 is comprised of:

	2007	2006
Balance, beginning of year	$ 1,325,053	$ 823,329
Stock-based compensation on stock options	2,061,719	434,090
Stock options exercised	(222,029)	(106,857)
Fair value of warrants and agents' warrants	-	184,285
Warrants exercised	(38,766)	(9,794)
Balance, end of year	$ 3,125,977	$1,325,053

9. Related Party Transactions

During the year, the Company was billed $120,000 by a director, (2006 - $108,000) including $120,000 (2006 - $97,000) for consulting fees, $nil (2006 - $11,000) for technical and professional services. Included in the November 30, 2007 accounts payable is $nil (2006 - $43,000) owed by the Company to the director. Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

10. Income Taxes

	2007	2006
Loss before income taxes	$ 3,322,075	$ 2,135,608
Combined federal and provincial income tax rate	34.12%	34.12%
Expected (provision) recovery for income taxes	1,133,492	728,669
Permanent differences	(685,297)	(455,186)
Loss expiry	(69,795)	(60,144)
Tax rate changes	-	(10,316)
Change in valuation allowance	(312,049)	201,973
	$ 66,351	$ 404,996

The income tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

Future income tax assets and liabilities are as follows:	2007	2006
Property, plant and equipment	$ 228,924	$ 198,715
Unproven Mineral Interests	125,205	117,471
Non-capital losses carry-forwards	933,635	649,145
Capital losses	4,934	4,934
Total gross future income tax assets	1,292,698	970,265
Valuation allowance	$ (1,292,698)	$ (970,265)
	-	-

10. Income Taxes (continued)

The Company has non-capital losses for income tax purposes of approximately $2,705,894 available to reduce future years' taxable income. The benefit of these non-capital losses has not been recognized in the Company's accounts as there is no reasonable assurance such benefit will be realized. If unused, the non-capital losses become no longer available to reduce taxable income after the end of the following taxation years ending:

Year	Non Capital Losses
2008	$ 98,698
2009	236,598
2010	274,405
2014	229,883
2015	547,542
2026	310,854
2027	1,007,914
	$ 2,705,894

Certain events may result in the earlier expiry of the non-capital losses. Management, however, does not anticipate any such events.

11. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2007 and 2006.

12. Financial Instruments

Fair value - The carrying values of cash and cash equivalents, receivables other than receivables from government, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The fair value of the mortgage loan is approximated by the carrying value as the mortgage loan bears a fair market rate of interest.

Interest rate risk – The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

Credit risk – The Company is not exposed to significant credit risk on its financial assets as cash and cash equivalents are placed with major financial institutions and receivables are due mainly from government agencies.

12. Financial Instruments (continued)

Currency risk – The Company is exposed to foreign currency fluctuations to the extent that certain expenditures incurred are not denominated in Canadian dollars. As at November 30, 2007, cash included approximately $17,118 (2006 - $740) denominated in United States dollars.

13. Commitments

(a) In 2006, the Company entered into a three-year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2008	$63,248
2009	$37,184

(b) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 122,846 common shares in payment of $45,000 owed for the six months ended October 15, 2007.

14. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal year 2007 and 2006 as follows:

	2007	2006
Operating activities		
Accounts payable for deferred exploration costs	$ 123,517	$ 872,214
Financing activities		
Issuance of common shares as finder's fee	4,221	-
Issuance of warrants as finder's fees	-	36,000
Contributed Surplus	-	(36,000)
	4,221	-
Investing activities		
Accounts payable for deferred exploration costs	$ (123,517)	$ (872,214)

Other supplementary cash flow information:

	2007	2006
Cash paid for interest charges	$ 4,608	$ 1,781
Cash paid for income taxes	$ -	$ -

15. Subsequent Events

Subsequent to November 30, 2007, the following occurred:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's Unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company issued 117,527 common shares in settlement of services of $22,500;

(c) the Company issued 85,000 common shares upon the exercise of stock options at $0.25 per common share for gross proceeds of $21,250. In addition 285,000 stock options expired unexercised;

(d) the Company issued 210,000 common shares upon the exercise of warrants at $0.15 per common share for gross proceeds of $31,500; and

(e) see Note 3 (d).

Exemption No. 82 - 1209

RECEIVED

2008 APR 16 A 11:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 30, 2007

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2007
INFORMATION AS OF MARCH 17, 2008 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2007 should be read in conjunction with the November 30, 2007 Consolidated Financial Statements and related notes. The information reported here includes events taking place subsequent to the end of the fiscal year, up to and including March 17, 2008.

SUMMARY

From 1992 until early 2007, the Company's primary focus was on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. The Company has 100% interest in its diamond prospects and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,972 acres.

In the course of exploring for diamonds on its CH claims in the Northwest Territories late in 2006, the Company made a potentially significant discovery of nickel mineralization. Since then, the Company has proceeded with exploration and strategic plans related to that discovery. Exploration work to date confirms not only the potential for magmatic nickel, but also the potential for polymetallic volcanogenic massive sulfide deposits (VMS) and gold within the extensively mineralized greenstone belt, which we refer to as the "Providence Greenstone Belt" or PGB.

Prior to 1992, the Company had acquired and maintained a 100% interest in the McConnell Creek Property in British Columbia, Canada. This property is situated in the area between the Toodoggone and Mt. Milligan project areas, which, in 2006, attracted expenditures of $25 million over an estimated 50 projects.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

HIGHLIGHTS OF EXPLORATION ACTIVITIES
FOR THE TWELVE MONTHS ENDED NOV. 30, 2007

- Exploration work on the PGB has confirmed the potential for both magmatic nickel and VMS deposits as well as gold (as announced subsequent to year end).

- GGL constructed and occupied its "Zip" exploration camp, the base from which PGB exploration will take place.

- A total of 1,647 rock, soil and lake sediment samples, including channel samples, were collected over the course of the four month long field program at PGB. Extensive ground work and mapping projects laid the foundation for subsequent exploration activities.

- Due to delays in receiving assay results from the laboratory, the Company did not have enough information to prioritize drill targets and thus was unable to conduct any drilling in the fall of 2007.

- On GGL's diamond properties, 294 soil and indicator mineral samples were collected over the summer, all within the CH claim areas.

- On September 5, 2007, the Company obtained a National Instrument 43-101 Report, regarding its McConnell Creek Property (gold, copper) in British Columbia, from its Qualified Person Dr. Paul Richardson, P. Eng.

- During the year, the Company contracted Roman Friedrich & Company Ltd. to act as a financial advisor to assist in the identification of strategic options for the Company and to assist in raising equity capital and project financing.

HIGHLIGHTS OF EXPLORATION ACTIVITIES
SUBSEQUENT TO THE YEAR ENDED NOV. 30, 2007
(up to and including March 17, 2008)

- In December 2007, the Company raised over $4 million for ongoing exploration activities through a non-brokered private placement of flow-through shares (16,058,000 shares at $0.25 per share). Up to $2.85 million was designated for projects in the Northwest Territories, with the majority to be spent on the nickel project, and a portion on diamond projects. Up to $1.16 million has been allocated to further explore the copper/gold project at McConnell Creek, British Columbia.

- On February 25, 2008, the Company announced the acquisition, by staking, of 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007 (PGB). At that time, the Company also reported that the potential for komatiite-hosted nickel and copper mineralization is now known to be far more extensive than the Company originally thought.

- On February 25, 2008, the Company also provided a report on the exploration documentation and activities conducted on the PGB in the past, from the 1960s to the early 1990s. Because commodity prices hit historic lows during the 1990s, exploration activities on the PGB slowly declined.

PROVIDENCE GREENSTONE BELT (PGB)
NORTHWEST TERRITORIES, CANADA

This year's exploration work confirmed and enhanced the potential for magmatic nickel deposits, but also established that the PGB has potential not only for hosting nickel and VMS mineralization but also gold.

As a result, the Company took an aggressive approach to land acquisition, announcing on Feb. 25, 2008, that it had acquired, by staking, an additional 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007.

Pending receipt of registered documents for the most recently staked claims (a normal delay), the total PGB area staked by GGL will be 428,879.40 acres (which includes the Mill, Zip, Winterlake North, Winterlake South and BP claims).

PROVIDENCE GREENSTONE BELT (PGB) - NICKEL PROPERTIES

First, reconnaissance mapping undertaken during the summer months showed that the komatiites within the greenstone belt are much more extensive than previously noted and commonly contain geochemically anomalous nickel values. Our work identified a number of belts of komatiite volcanic across the claims, whereas previously, the only reported occurrences were confined to the western side of the property. Detailed sampling of the komatiites has demonstrated that they have the right chemistry to host nickel deposits.

Several large potential nickel sulfide zones, 2 km or more in length, have been indicated by geophysical signatures which are coincident with favourable geological conditions. These areas will be further defined by an advanced geophysical survey system, scheduled to commence in March (at the time of writing).

Economic nickel sulfide deposits associated with komatiitic rocks in greenstone belts are a substantial source of the world's nickel supply. In nickel exploration, the recognition of the presence of komatiites is of great importance. For a rich concentration of magmatic nickel sulfide, a source of sulphur is required. Disseminated to massive sulfides are common within the belt and we have confirmed that this requirement has been met.

Nickel deposits respond well to geophysics, giving strong magnetic and electromagnetic (EM) responses. The Fugro Airborne Resolve Geophysical Survey, previously completed for diamond exploration, covered approximately 30% of the length of the PGB originally staked by the Company. Reprocessing of the data by Condor Consulting, Inc. prior to the beginning of the 2007 field season gave direction to the 2007 field program and resulted in finding numerous exposures of sulfide mineralization coincident with EM and magnetic anomalies. A great number of the geophysical conductors are hidden under lakes and overburden.

The komatiites occur as north to north-easterly-trending linear belts, which are typically outlined by strong magnetic anomalies. Sporadic rock outcrops of komatiites were found along some of the belts. The areas of coincident EM conductors and magnetic anomalies are prime areas for exploration.

The Fugro Resolve Survey is effective but has limited depth penetration, which hinders the determination of the geological structure and potentially hidden mineral deposits. Hence the Company will undertake to complete the geophysical coverage of the claims by using an airborne depth penetrating system to further focus exploration toward the discovery of nickel deposits.

Geochemical analyses for rock samples collected from komatiites show anomalous total nickel values of between 800 and 4600 ppm (parts per million) Ni.

PROVIDENCE GREENSTONE BELT (PGB)
- POLYMETALLIC VOLCANOGENIC MASSIVE SULFIDES (VMS)

The central portion of the PGB claims, which is flanked on the east and west by linear komatiite belts, features a strong geophysical conductor 15 km long and up to 500 m wide in the form of a figure eight. This "figure eight" geophysical anomaly, referred to in previous press releases in 2007, represents an area of VMS potential that has returned zinc values of up to 1.2% and up to 0.5% copper as well as anomalous silver values. Soil and lake sediment sampling, in areas along the anomaly where rock exposures are obscured by lakes and overburden, has indicated new target areas for exploration. Noteworthy is the fact that along the entire 15 km length of the geophysical anomaly, massive to semi-massive sulfides, containing pyrrhotite and pyrite along with sphalerite and chalcopyrite are found wherever rock exposures are seen.

In the past, this VMS base metals area attracted the interest of several majors and a few junior mining companies and some test holes were drilled. We find this past activity highly encouraging, particularly as it occurred during a time of significantly lower commodity prices.

Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly favourable for economic base metal deposits. Therefore, more work will be directed here as well.

In 2007, 547 rock samples, 973 soil samples and 127 lake sediment samples were collected on claims within the PGB. Soil and lake sediment sample results are now being plotted.

As noted in a previous news release, the process of analyzing the results was slowed by processing delays at the laboratory, which experienced unexpectedly high demand for analytical services during the past few months. Although we originally estimated we would receive all of the results by mid-August, this timetable proved unrealistic in light of the delays we experienced.

Our exploration team is now planning and implementing the exploration program for the 2008 season.

The advanced airborne geophysical survey system is scheduled to begin at the time of this writing (March 2008) and is designed not only to locate drill targets, but also to satisfy assessment work requirements in order to maintain the claims for at least several years. This will allow the Company to find and focus on areas of highest priority.

The PGB property includes 162 claims, for a total staked area of 352,085 acres (as of Nov. 30, 2007); it measures 120 km from the north to the south end of the property with an average width of 30 km. The Company's Qualified Person for the PGB project, Dr. Nick Carter, toured the property in September 2007 to gain an overview of the project. He filed a brief preliminary memorandum with the Company at that time. In his memo, Dr. Carter was very positive about the area, noting the favourable geology, the consistency of sulfide mineralization relative to conductors, the presence of some geochemically anomalous Ni and Cu/Zn values, all of which confirm that the area is prospective for mineral deposits. He also indicated he was "impressed" with the progress achieved to date in advancing this project.

He wrote: "The large property area will require time for a thorough assessment and it is regrettable that the current sample backup being experienced by all Canadian laboratories means that the field season will come to an end well before most of the results are in hand. Nevertheless, good progress has been made and current efforts to obtain an accurate base map of the project area are well worthwhile. Depth profiling of the various conductive zones by way of detailed surface surveys will be very useful in prioritizing targets for further investigation.

"Work to date confirms the potential for both magmatic nickel and polymetallic volcanogenic massive sulfide deposits within the project area. In light of available results of past work directed to volcanogenic sulfide mineralization, this writer is of the opinion that the potential for nickel should remain the principal focus of current and future investigations."

PROVIDENCE GREENSTONE BELT (PGB) - GOLD

Noranda Exploration located an iron formation on the PGB 25 to 40 meters wide, which was traced by geophysics for 3 km in 1989. The lack of bedrock exposure prevented most of the target areas from being examined further. Samples collected by Noranda at the time returned up to 0.12 oz/t Au over 3.3 feet (1 meter), and grab samples of up to 0.52 oz/t Au. The gold-bearing iron formation extends from within claims currently held by another company (Zinifex) and onto recently staked GGL claims.

Iron formations have been documented on both previously staked GGL claims and the new claims. Some 40 km south of the aforementioned Noranda gold discovery, GGL's crew collected a grab sample from a poorly exposed 3 m by 1 m rusty sulfide exposure containing arsenopyrite that assayed 22 gm/tonne (0.64 oz/ton) Au. These and other identified gold-bearing iron formations plus potential gold-bearing shear zones along a number of strong structural fault breaks are typical of Archean greenstone belts*.

In the late 1970s Texasgulf Inc. explored for VMS deposits in several areas on the greenstone belt south of the Izok Lake discovery.

One of these, situated on GGL's newly acquired claims, was reported to consist of a 4 m to 5 m thick sulfide zone discontinuously exposed over a length of 2 km. Grab samples from this area, collected by a junior company in 1997, were reported as containing significant values of gold, silver, copper, zinc and lead. Values from four grab samples included:

- gold values of between 103 ppb and 4.79 g/t Au,
- 8.9 g/t to 165 g/t Ag,
- 0.09% to 3.34% Cu,
- 0.01% to 0.48% Pb and
- 0.32% to 11.3% Zn.

As noted in news release dated February 25, 2008, Texasgulf Inc. explored a VMS deposit by trenching and drilling some 4 km north of the above exposures between 1977 and 1979. The trenching program exposed a 2.34 m wide, semi-massive sulfide zone that averaged 3.59% Cu, 6.22% Zn and 1.82 oz/ton Ag. A subsequent nine-hole drilling program returned results that were sufficiently encouraging for the operator to apply for a one square km lease, currently owned by Xstrata. GGL's new claims completely surround this lease.

**Greenstone Belts: large geologic formations composed of altered mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archean and Proterozoic cratons (4 billion to 600 million year old rocks) between granite and gneiss bodies; Archean greenstone belts host much of the Earth's mineral wealth.*

Project background

The PGB discovery lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

The belt, mapped by government agencies as the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing sediments in the form of black shales and massive sulfides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

Included within the belt of rocks underlying the property area are komatiites, which are magnesium-rich volcanic rocks generally found in Precambrian sequences.

A remarkable global outpouring of komatiites occurred around 2.7 billion years ago, many of which host a significant proportion of the world's sulfide nickel resources, including, for example, the Kambalda deposit in Western Australia. Other examples of komatiite-related nickel deposits include the Thompson Nickel Belt (TNB) of Manitoba and the Raglan Belt in northernmost Quebec. All feature similar settings within unique geological belts developed along extensive fault or suture zones that transect the early Precambrian cratons within which they occur.

The presence of nickel in sulfide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

Illustrating the potential of these belts, INCO first began exploring the Thompson Nickel Belt in 1946 and has continued to make discoveries to this day. It is significant that there are five deposits over a 70 km stretch at Thompson and 10 known deposits over a strike length of 55 km in the Raglan Belt.

Modern day techniques in the search for nickel deposits include a combination of geological, geophysical and geochemical exploration methods, used to detect physical or chemical haloes that are much larger than the ore bodies themselves.

The current and future demand for sulfide nickel is well demonstrated and the recent recognition of sulfide nickel potential on the Company's new claims may be indicative of a new nickel, VMS and gold area. Current evidence confirms that additional exploratory work is warranted. The Company believes we have the potential for a major discovery and we are planning to aggressively explore the area.

At one time, Canada was an important source of base metals and in fact, was, at one time, the third largest producer of base metals in the world. In the past few decades, Canadian production has gradually decreased to the point where Canada is no longer one of the top three producers in the world. New exploration and discoveries will be vital to maintaining Canada's place in global mine production as well as to Canada's continued economic well-being.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Company's extensive diamond exploration programs have produced evidence that may well lead to one or more viable diamond deposits. This work is dependent on obtaining new funding or in establishing joint venture projects.

Fishback Project, Southwest Slave Craton

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of–way passes through the south portion of the property. The Company has a 100% ownership of the claims that contain 36,199 acres covering an area 11 km x 12 km.

One distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

Our exploration efforts, dating back to 1994 when a regional exploration program began, suggest the Fishback Project has the potential to host a kimberlite even larger than Drybones. Indeed, our most recent work at Fishback is suggesting a cluster of kimberlite events.

The answer to Fishback lies in more drilling and a budget of approximately $550,000 is required to continue to test the potential for a world class diamond deposit. In terms of risk to reward this is a modest sum.

Properties in the Central Slave Craton

In the late 1990s, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6000 square kilometres located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At November 30, 2007, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, Mill, ZIP, Winter Lake North, BP, and Winter Lake South. The latter five areas are part of what we are now calling the Providence Greenstone Belt (PGB). Together the CH Project contains a total of 269,792 acres; all are 100% owned by the Company. Based on the chemistry of indicator minerals, from previous sampling, each property has the potential to contain diamond-bearing kimberlites.

During the summer of 2007, a total of 149 indicator mineral (or "heavy") samples and 145 soil samples were collected on the CH properties.

To date, we have invested over $7.0 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

Courageous Property

The Courageous Property contains 39,899.63 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested in the summer of 2006 and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

A budget of approximately $1,000,000 has been proposed to continue the drilling of the Bishop Kimberlite area and the drilling of other defined kimberlite targets.

Seahorse/Shoe Property

This group of adjoining claims contains a total of 55,226.50 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 m in diameter (an area of nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

The Company estimates that approximately $500,000 is needed to complete ground geophysical surveys and drill up to four drill holes on targets within the Shoe mineral claims.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. ("De Beers") and the Gahcho Kue kimberlite pipes held by De Beers and Mountain Province Diamonds Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, covers 39,726.44 acres.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of 2 km and down dip for 1 km. The kimberlite averages 2 m in thickness but the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher-than-normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province Diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the three yearly lease rental payments of $51,109 each have been made.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets.

GOLD COPPER PROPERTY

McConnell Creek Gold-Copper Property, British Columbia, Canada

In addition to its diamond and nickel exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of

Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

A NI (National Instrument) 43-101 Report on the property was commissioned and recently received (*News Release dated September. 5, 2007: "GGL obtains NI 43-101 Report on its Gold-Copper Property at McConnell Creek, British Columbia").*

As a result of the flow-through private placement, which closed in December 2007, exploration activities are set to resume on McConnell Creek. The 2008 program, with a budget of $1,163,500, will include:

- Line cutting and soil sampling
- Induced polarization (IP) geophysical surveys, and
- Drilling.

The McConnell Creek Property has an area of 4,878 hectares (12,049 acres) and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek, 3000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulfide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell Creek area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

The Technical Report is dated August 30, 2007 and was authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person (QP) who is not independent of the Company. The full report has been filed and is available at www.sedar.com and at www.ggldiamond.ca.

The report concludes that the McConnell Creek Property warrants further exploration and recommends an exploration program and an estimated budget of $890,000 for these steps.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories and British Columbia. All phases of the Company's operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with no to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2007, the Company's deficit was $18,207,599.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2007, the per share price of the Company's shares fluctuated from a high of $1.50 to a low of $0.11. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2007, there were 7,420,833 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at November 30, 2007, the Company had incurred exploration costs on mineral properties of $1,431,837 (charter aircraft $374,674; drilling and sampling $127,560; licences, recording fees and lease payments $155,916; salaries and wages $223,740; surveys $64,190; technical and professional services $303,466; transportation $77,833 and project supplies of $104,458). Exploration costs for the year ended November 30, 2007 are lower than 2006 by $1,332,001, a decrease of 48%. Exploration costs were lower in 2007 than 2006 for all categories of expenditures except for salaries and wages and licences, recording fees and lease payments. In 2007, the Company had to pay off debts that were outstanding from 2006 and therefore less funds were available for exploration. The salaries and wages reflect the hiring of three permanent full-time geologists in 2006. Licences, recording fees and lease payments increased in 2007 due to filing fees for assessment reports filed in 2007 and the additional costs of new leases for the Doyle claims that went to lease in 2007. In 2006 airborne and ground gravity surveys were completed on the Doyle, Fishback, New Century and Courageous claims and surveying was done to take the LA26 -30 claims to lease. No drilling work was done in 2007. On a per project basis, the Company spent the $1,431,837 exploration costs as follows: $309,271 on the CH project, $116,608 on the Doyle Lake project, $69,156 on the McConnell Creek, $10,500 on the Fishback Lake Property and $926,302 on the Providence Greenstone Belt.

The Company reported a net loss of $3,255,724 for the year ended November 30, 2007 compared to a net loss of $1,730,612 for the year ended November 30, 2006 (an increase of 88% from 2006 to 2007). General administration expenses for the year ended November 30, 2007 were $3,289,182 compared to $1,212,122 for the year ended November 30, 2006 (an increase of 171% from 2006 to 2007). The increase in general administration expenses was primarily due to an increase in stock based compensation (2007-$2,061,719; 2006-$434,090); consulting fees (2007-$310,725; 2006-$97,203); shareholders' meetings and reports (2007-$135,137; 2006-$37,907) and legal and audit fees (2007-$253,694; 2006-$80,110).

Stock-based compensation expenses increased as a result of the granting of 3,835,000 stock options exercisable at $0.56 and $0.63 per common share during the year. The Black-Scholes Option Pricing Model uses past closing price data to determine the fair value of stock options. Due to the variation in trading price after the Company's press release on April 4, 2007, when the Company announced the discovery of nickel mineralization, the stock based compensation expense was significant. Previous to the announcement, the closing market price of the shares one year earlier was between $0.11 and $0.32.

Corporate relations decreased as a result of the ending of investor relations contracts in late 2006 and late 2007. In 2007 there was an increase in consulting fees due to more time spent by management on corporate matters, a payment made to a company belonging to one of the past directors for consulting fees which were not paid in 2006, the start of a financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section) and the appointment of a Vice President of Administration. Shareholders' meetings and reports costs significantly increased in 2007 as a result of the engagement of a proxy solicitation firm to help increase shareholder return of proxies for the annual general meeting in 2007. Also in 2007, the Company incurred costs for the printing and mailing of proxy return reminders and courier costs for all overseas shareholders. These costs were not part of the 2006 shareholders' meeting costs. Legal and audit costs increased in 2007 due to an increase in corporate activities such as the subscription receipts agreement which did not close, more work on the annual general meeting materials than in previous years and an increase in audit fees for the 2007 audit. The Company engaged new auditors in 2006 and the fees were estimated at the time of the printing of the November 30, 2006 financial statements.

The revenue for the year ended November 30, 2007 was $54,582 consisting of interest income of $41,063 and a gain of $13,519 from the sale of equipment. Revenue for the year ended November 30, 2006 was $27,273 consisting of interest income of $21,275 and other income of $5,998 from the sale of marketable securities and equipment.

Acquisition and Disposition of Resource Properties and Write offs

Three claims were allowed to lapse in 2007. The write off of exploration and unproven mineral interest costs for the year ended November 30, 2007 were for the CH project and Fishback Lake.

The Company acquired 100% interest in 116 claims by staking 256,490 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. A further 76,020 acres staked subsequent to year end are pending acceptance from the Mining Recorder.

Related Party Transactions

During the year, the Company was billed $120,000 by a director, (2006 - $108,000) including $120,000 (2006 - $97,000) for consulting fees, and $nil (2006 - $11,000) for technical and professional services. Included in the November 30, 2007 accounts payable is $nil (2006 - $43,000) owed by the Company to the director. Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

Commitments

In 2006, the Company entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $63,248 and $37,184 are required in the years 2008 and 2009, respectively, under the agreement.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital and project financing. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. A total of 122,846 common shares were issued in payment of $45,000 owing under the agreement up to October 15, 2007. A further 117,527 common shares were issued in payment of $22,500 subsequent to year end for the period October 15, 2007 to January 15, 2008.

The Company has a mortgage loan on its Yellowknife house of approximately $10,705 which becomes due on December 3, 2008.

Critical Accounting Policies

New accounting policies were introduced in 2007.

Adoption of New Accounting Policies

On December 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges on a prospective basis with no restatement of prior period financial statements. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income or loss, which is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from net income calculated in accordance with generally accepted accounting principles such as unrealized gains or losses on available-for-sale investments. Amounts initially recorded to other comprehensive income or loss are reclassified to earnings when the financial instrument is derecognized or impaired.

Under these new standards, financial instruments are classified as one of the following: loans and receivables, held-to-maturity, held-for-trading, available-for-sale and other financial liabilities. Financial instruments will be measured on the balance sheet at amortized cost or fair value depending on the classification. Loans and receivables, held-to-maturity and other financial liabilities are accounted for at amortized cost. Held for trading and available-for-sale financial instruments are recorded at fair value on the balance sheet. Changes in fair value of held-for-trading financial instruments are recognized in earnings while changes in fair value of available-for sale financial instruments are initially recorded in other comprehensive income or loss.

Effective December 1, 2006, the Company has classified its cash and cash equivalents as held-for-trading, which are measured at fair value with changes in fair value recognized in earnings. Amounts receivable is classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and mortgage loan are classified as other financial liabilities, which are measured at amortized cost. Equity instruments issued by the Company are excluded from the scope of this new accounting standard. As a result the Company will no longer separately account for the estimated fair value of share purchase warrants sold with units.

Unproven Mineral Interests

The cost of unproven mineral interests and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for unproven mineral interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for unproven mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involve certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2007, the Company does not have any asset retirement obligations.

Income Taxes

Income taxes are recorded on a tax allocation basis. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using substantively enacted income tax rates. The effect of changes in effective income tax rates is recognized in income in the period in which the change is substantively enacted. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

Stock-Based Compensation

The fair value of stock options and share purchase warrants issued as compensation is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of common shares is determined by the quoted market price of the Company's stock.

Please see Note 2 of the Consolidated Financial Statements for the year ended November 30, 2007 for a listing of accounting policies followed by the Company.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2007. This financial information is derived from the consolidated financial statements of the Company which were audited by D+H Group LLP for 2007 and 2006, and Ernst & Young LLP for 2005. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2007 ($)	**2006 ($)**	**2005 ($)**
Total Revenues	54,582	27,273	24,975
Income from continuing operations	-	-	-
Net loss for the year	(3,255,724)	(1,730,612)	(969,649)
Net loss per share (basic and diluted)	(0.03)	(0.02)	(0.01)
Total Assets	16,852,331	14,385,030	13,064,009
Total Long-term financial liabilities	-	13,288	28,109

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is the result of administration costs and the write off of exploration and unproven mineral interest costs incurred each year. Revenues from 2007 and 2006 are comprised of the sale of assets and interest income. Interest income in 2007 is $41,063 and the gain on the sale of equipment was $13,519. In 2006, interest income was $21,275 and the Company sold the balance of its marketable securities and some old equipment for a gain of $5,998.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and unproven mineral interests. The write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned and management's decision as to whether to continue exploration on certain claims. Write offs of exploration and unproven mineral interests will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2007. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)	May 31, 2006 ($)	February 28, 2006 ($)
Total Revenues	23,805	15,893	12,358	2,526	7,726	5,538	4,790	9,219
Net Income (Loss)	(374,273)	(1,923,243)	(868,387)	(89,821)	(329,426)	(746,743)	(465,935)	(188,508)
Net income (loss) per share	(0.003)	(0.016)	(0.008)	(0.001)	(0.005)	(0.008)	(0.005)	(0.002)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2005, 2006 or 2007. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off in the third and fourth quarters and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital at November 30, 2007, of $728,793 compared with a deficiency of $880,461 as at November 30, 2006. The Company's current assets exceeded its current liabilities at year end. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2007, the Company had $nil (2006 - $13,288) of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2007, the Company experienced negative cash flow of $1,118,805 (2006 - $731,673) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit fees, shareholders' meetings and reports and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at November 30, 2007 was $745,148 (2006 - $165,676). The increase in cash position compared to November 30, 2006 was due principally to funds received upon the exercise of stock options and warrants during the year. See Notes 6 and 7 – Share Capital and Stock Options in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2007:

(i) the Company completed a private placement of 1,053,778 flow-through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures ("CEE") on the Company's Northwest Territories properties. The Company issued 28,140 common shares (at a value of $4,221) as finder's fees on a portion of the proceeds. The Company also incurred other share issue costs of $7,856.

    In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year. The Company paid cash finder's fees and commission of $42,520 on a portion of the proceeds. The Company also incurred other share issue costs of $67,726;

(ii) the Company issued 14,915,294 common shares upon the exercise of warrants ranging in exercise price from $0.15 to $0.35 per common share for gross proceeds of $3,480,095;

(iii) the Company issued 1,800,167 common shares upon the exercise of stock options ranging in exercise price from $0.20 to $0.50 per common share for gross proceeds of $392,567;

(iv) the Company issued 122,864 common shares, in payment of $45,000 owed pursuant to a financial advisory agreement (see Commitments section);

(v) 4,507,727 warrants expired unexercised; and

(vi) 150,000 Stock options expired unexercised.

At November 30, 2007, the Company has the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.15/$0.175	Dec. 21, 2008
100,000	$0.15/$0.175	Dec. 28, 2008
100,000	$0.20/$0.25	Jan. 3, 2009
210,000	$0.15/$0.175	Feb. 21, 2009
230,000	$0.15/$0.175	March 7, 2009
3,248,000		

See Notes 6 and 7 of the Consolidated Financial Statements for November 30, 2007.

See Subsequent Events section regarding a private placement completed after year-end.

Financial Instruments

Fair value - The carrying values of cash and cash equivalents, receivables other than receivables from government, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The fair value of the mortgage loan is approximated by the carrying value as the mortgage loan bears a fair market rate of interest.

Interest rate risk – The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

Credit risk – The Company is not exposed to significant credit risk on its financial assets as cash and cash equivalents are placed with major financial institutions and receivables are due mainly from government agencies.

Currency risk – The Company is exposed to foreign currency fluctuations to the extent that certain expenditures incurred are not denominated in Canadian dollars. As at November 30, 2007, cash included approximately S17,118 (2006 - $740) denominated in United States dollars.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of November 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should each occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Subsequent Events

Subsequent to November 30, 2007, the following occurred:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's Unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company issued 117,527 common shares in settlement of services of $22,500;

(c) the Company issued 85,000 common shares upon the exercise of stock options at $0.25 per common share for gross proceeds of $21,250. In addition 285,000 stock options expired unexercised;

(d) the Company issued 210,000 common shares upon the exercise of warrants at $0.15 per common share for gross proceeds of $31,500; and

(e) see Acquisition and Disposition of Resource Properties and Write offs section.

Outstanding Share data as at March 17, 2008:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	139,362,197

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	220,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	350,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Total	**7,050,833**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	190,000	$0.45	June 12, 2008
Warrants	18,000	$0.45	June 27, 2008
Warrants	2,400,000	$0.175	Dec. 21, 2008
Warrants	100,000	$0.175	Dec. 28, 2008
Warrants	100,000	$0.25	Jan. 3, 2009
Warrants	230,000	$0.175	March 7, 2009
Total	**3,038,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

" Raymond A. Hrkac "

Raymond A. Hrkac
President and CEO

" Nick DeMare "

Nick DeMare
Director and CFO

RECEIVED
2008 APR 16 A 11: 23
FICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F1 ***Certification of Annual Filings***

I, Raymond A. Hrkac, President & CEO, of GGL Diamond Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp. (the issuer) for the period ending November 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 25, 2008

Raymond A. Hrkac
President & CEO
GGL Diamond Corp.

Form 52-109F1 *Certification of Annual Filings*

I, Nick DeMare, Chief Financial Officer, of GGL Diamond Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp. (the issuer) for the period ending November 30, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 25, 2008

[signature]

Nick DeMare
Chief Financial Officer
GGL Diamond Corp.

GGL DIAMOND CORP.

PRESS RELEASE

GGL stakes new mineral claims along the Providence Greenstone Belt

In addition to nickel, claims cover geological environments also favorable for VMS and gold mineralization

Vancouver, British Columbia, February 25, 2008 – Ray Hrkac, President and CEO of GGL Diamond Corp. (TSX-V:GGL) ("GGL") is pleased to provide a report on past documentation of the Providence Greenstone Belt mineralization and to announce the acquisition, by staking, of 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007.

During our 2007 exploration for nickel mineralization in the komatiitic volcanic rocks, it became apparent that the Providence Greenstone Belt ("PGB") in the Winter Lake area of the NWT also demonstrated potential for hosting gold and VMS (polymetallic volcanogenic massive sulfide) mineralization.

Archean greenstone belts* host much of the earth's mineral wealth. One of the largest of these in the Canadian Shield is the Abitibi greenstone belt, which is noted not only for its enormous gold production – in excess of 60 million ounces – but also for the large VMS base and precious metal deposits of Noranda and Kidd Creek. The Abitibi belt is also known for its nickel deposits.

The PGB is one of the world's few remaining greenstone belts that has seen only limited exploration, with most programs completed between the 1960's and 1980's. During this time frame, Izok Lake (Nunavut), Canada's richest undeveloped VMS deposit (11.4% Zn, 2.2% Cu, 1.1% Pb, 60 g/t Ag), was discovered. Zinifex, a large Australian mining company, now owns the deposit and is studying the feasibility of bringing it into production.

**Greenstone Belts: large geologic formations composed of altered mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archean and Proterozoic cratons (4 billion to 600 million year old rocks) between granite and gneiss bodies; Archean greenstone belts host much of the Earth's mineral wealth.*

NICKEL

The potential for komatiite-hosted nickel and copper mineralization, our first priority, is now known to be far more extensive than we initially thought. Exploration work has identified a number of belts of komatiite volcanics across the GGL claims whereas previously, the only reported occurrences were confined to the western side of the property. Detailed sampling of the komatiites has demonstrated that they have the right chemistry to host nickel deposits.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Several large potential nickel sulfide zones, 2 km or more in length, have been indicated by geophysical signatures which are coincident with favourable geological conditions. These areas will be further defined by an advanced geophysical survey system, which is scheduled to get underway next month.

VMS

East of the komatiite belt in the western property area, a large (15 km long) "figure eight" geophysical anomaly, referred to in previous press releases, reflects an area of VMS potential that has returned zinc values of up to 1.2% and up to 0.5% copper as well as anomalous silver values. Soil and lake sediment sampling, in areas along the anomaly where rock exposures are obscured by lakes and overburden, has indicated new target areas for exploration. Noteworthy is the fact that along the entire 15 km length of the geophysical anomaly, massive to semi-massive sulphides, containing pyrrhotite and pyrite along with sphalerite and chalcopyrite, are found wherever rock exposures are seen.

PREVIOUS EXPLORATION (Note: Although assays reported below from assessment reports in government files are not 43-101 compliant, they are part of a historical record, which may or may not indicate the presence of as yet to be discovered economic deposits.)

The last commodities boom to spark intensive exploration in this part of the NWT occurred between 1962 and 1982. Exploration activity then slowly declined as commodity prices dropped to historic lows during the 1990's. The 20-year period of "high prices" encouraged explorers to investigate potential new mineral belts and large companies including Texasgulf Inc., Noranda Exploration Co. Ltd., Hudson's Bay Oil and Gas, and a few medium-sized and junior companies explored areas of the PGB.

GOLD

Noranda located an iron formation 25 to 40 meters wide, which was traced by geophysics for 3 km in 1989, but the lack of bedrock exposure prevented most of the target areas from being examined further. Samples collected by Noranda at the time returned up to 0.12 oz/t Au over 3.3 feet (1 meter), and grab samples of up to 0.52 oz/t Au. The gold-bearing iron formation extends from within claims currently held by Zinifex and onto recently located GGL claims.

Iron formations have been documented on both previously staked GGL claims and the new claims. Some 40 km south of the aforementioned Noranda gold discovery, GGL's crew collected a grab sample from a poorly exposed 3 m by 1 m rusty sulfide exposure containing arsenopyrite that assayed 22 gm/tonne (0.64 oz/ton) Au. These and other identified gold-bearing iron formations plus potential gold-bearing shear zones along a number of strong structural fault breaks are typical of Archean greenstone belts.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

VMS

In 1977, Texasgulf Inc. explored for VMS deposits in several areas on the greenstone belt south of the Izok Lake discovery.

One of these, which is now situated on GGL's newly acquired claims, was reported to consist of a 4 m to 5 m thick sulfide zone discontinuously exposed over a length of 2km. Grab samples from this area, collected by a junior company in 1997, were reported as containing significant values of gold, silver, copper, zinc and lead. Values from four grab samples included:

- gold values of between 103 ppb and 4.79g/t Au,
- 8.9g/t to 165g/t Ag,
- 0.09% to 3.34% Cu,
- 0.01% to 0.48% Pb and
- 0.32% to 11.3% Zn.

Texasgulf Inc. explored a VMS deposit by trenching and drilling some four kilometres north of the above exposures between 1977 and 1979. The trenching program exposed a 2.34 m wide, semi-massive sulfide zone that averaged 3.59% Cu, 6.22% Zn and 1.82 oz/ton Ag. A subsequent nine hole drilling program returned results that were sufficiently encouraging for the operator to apply for a one square km lease, currently owned by Xstrata. GGL's new claims completely surround this lease.

SUMMARY

GGL was first attracted to the Providence Greenstone Belt (PGB) in the search for diamonds and results of indicator mineral samples have confirmed the potential for kimberlites. This diamond exploration work led to the discovery of sulfide nickel in komatiites, an ultramafic volcanic which is the host rock for nickel deposits currently being mined in the Thompson, Manitoba belt, the Cape Smith (Raglan) district in Nunavik area of far northern Quebec, the Abitibi belt in Ontario and the Eastern Goldfields Province in Australia (Kambalda, Mt. Keith).

The first GGL field season devoted to exploration for nickel on the PGB – a scant three months in 2007 – led to the recognition that the belt has potential not only for nickel, but also for gold and VMS mineralization. The above mentioned reported mineralization on what turned out to be open ground, provided us with an opportunity that was too valuable to miss and led us to take an aggressive approach to land acquisition.

The CMR (Canada Mining Regulations) that govern the NWT allow for the grouping of only two mineral claims regardless of the money spent on a claim. This is one of the few jurisdictions to maintain such a prohibitive regulation, particularly in view of the extremely limited snow-free season. The airborne geophysical survey, scheduled to begin in March, is designed not only to locate drill targets but also to satisfy assessment work requirements in order to maintain the claims for at least several years. This will allow the Company to find and focus on areas of highest priority.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 I F 604.688.0378 I Toll Free 1.866.688.0546 I ggl@telus.net I www.ggldiamond.com

The independent Qualified Person for the Company for the PGB project is N.C. Carter, PhD., P. Eng., Consulting Geologist.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp. Phone: (604) 688-0546
Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Exemption No. 82 - 1209

GGL DIAMOND CORP.

RECEIVED
2008 APR 16 A 11: 23
ICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

GGL launches new dynamic web site

Improved navigation, brighter graphics, better search capability, and more up to date information, graphics, and photos now available

Vancouver, British Columbia, March 13, 2008 — **Raymond A. Hrkac**, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**") is pleased to announce that GGL has re-designed and updated its web site (www.ggldiamond.ca) to better serve its shareholders as well as others seeking information about the Company.

He said, "Many of our investors count on the web as a primary source of information about the Company and its projects. With the new site and a site management tool, we will be in a better position to maintain the site ourselves, ensuring the information is as up to date as possible."

The site not only provides up to date information about GGL's projects, but it also incorporates many features Internet users appreciate – including the ability for viewers to increase the size of the type in the copy for readability – as well as easier navigation, brighter and simpler graphics, and better search capability.

The **stock "ticker"** now appears on the top right hand of every page, while the **SEARCH** tool -- at the bottom of every page - enables visitors to search the site for key words and names. **News Releases** and **Financial** reports are easily accessible and organized by year. The **PROJECTS** section is organized into GGL's three areas of interest: **Nickel, Gold/copper, and Diamonds**.

A new **SPECIAL** section includes an **Image Gallery**, which gives investors a visual idea of what our exploration activities are all about and how our geologists spend their days. Included in the current Image Gallery are photos from the 2007 exploration season on the Providence Greenstone Belt in the Northwest Territories.

Also in the SPECIAL section, under **Media Articles**, we will reproduce articles that may be of interest to our shareholders and site visitors. Currently, this section includes an article about GGL that appeared in a recent issue of *The Northern Miner*.

One click to "**Contact Us**" will send us an email with your comments and feedback on the site (or any other matter).

"We are currently populating some of the sections, with additional maps and charts, and the Frequently Asked Questions, under the SPECIAL section. We welcome your ideas and questions," Hrkac said.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

GGL DIAMOND CORP.

For further information, please contact: Susan de Stein, VP, GGL Diamond Corp. Phone: (604) 688-0546
Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

March 26, 2008

GGL reports on activities for the year ended Nov. 30, 2007

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the year ended Nov. 30, 2007 and on events taking place subsequently, up to March 17, 2008.

In his Letter to Shareholders, Mr. Hrkac described the past year as both "exhilarating and frustrating" and as a year in which the Company set a course he believes "will produce the best returns for our shareholders".

During fiscal 2007, the Company incurred exploration expenses on its mineral properties of $1,431,837, 48% less than the previous year.

Below are highlights from the year-end report, available in full on the new GGL website (www.ggldiamond.ca) and on SEDAR:

- 2007 exploration work on the Providence Greenstone Belt (PGB) in the Northwest Territories confirmed the potential not only for magmatic nickel, but also for gold and polymetallic volcanogenic massive sulfide deposits (VMS). As an example, a grab sample taken on the PGB from a poorly exposed rusty sulfide exposure containing arsenopyrite assayed 22 gm/tonne (0.64 oz/ton) Au.
- Reconnaissance mapping on the PGB showed that the potential for komatiite-hosted nickel and copper mineralization within the belt is *much more extensive* than was originally thought.
- During the 2007 exploration season, 1,647 rock, soil and lake sediment samples were collected; these results are helping to direct the 2008 PGB exploration program, which has begun (March 2008) with a geophysical survey on areas of the PGB not previously surveyed.
- Early in 2008, an additional 76,020 acres were staked in areas adjoining the PGB, bringing the total of GGL's 100%-owned PGB claim area to 428,879 acres.
- The Company continues to explore how to proceed on its promising diamond properties in the NWT for the benefit of shareholders.
- Following receipt of the NI 43-101 report filed in September 2007, the Company is embarking on a $1+ million exploration program on the Company's McConnell Creek gold/copper property in BC.
- Having raised over $4 million in a non-brokered private placement of flow-through shares at the end of 2007, the Company is proceeding with geophysical surveying on the PGB and has plans to drill the property in August 2008.

Mr. Hrkac also noted in his Report that although the market does not currently recognize the value of GGL's projects and opportunities, "we have confidence we are well positioned for 2008 and for the coming years."

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

Exemption No. 82 - 1209

Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 22/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: GGL DIAMOND CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	14/04/2008
Record Date for Voting (if applicable) :	14/04/2008
Meeting Date :	23/05/2008
Meeting Location (if available) :	Pan Pacific Hotel, Pacific Rim Suite 2 999 Canada Place Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	361703101	CA3617031016

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GGL DIAMOND CORP

Exemption No. 82-1209

March 27, 2008

RECEIVED
2008 APR 16 A 11:33
FICE OF INTERNATIONAL
CORPORATE FINANCE

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	For the financial year ended November 30, 2007 - Financial Statements and MD&A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	For the financial year ended November 30, 2007 - CEO and CFO Certificates
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	Feb. 25, 2008 March 13, 2008 March 26, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Feb. 22, 2008
(g)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A

Document Name or Information			Documents Filed
(n)	Business Acquisition Report under NI 51-102		N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed		N/A
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(p)	Prospectus		N/A
(q)	Amendment to Prospectus		N/A
(r)	Takeover Bid Circular		N/A
(s)	Notice of Change or Variation to Takeover Bid Circular		N/A

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	N/A
(u)	Notice of Change or Variation to Issuer Bid Circular	N/A
(v)	Initial Acquisition Report	N/A
(w)	Subsequent Acquisition Reports	N/A
(x)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	For the financial year ended November 30, 2007 - Financial Statements and MD&A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	Feb. 25, 2008 March 13, 2008 March 26, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Feb. 22, 2008
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

Document Name or Information			Documents Filed
(m)	Issuer Bid Circular		N/A
(n)	Notice of Change or Variation to Issuer Bid Circular		N/A
(o)	Initial Acquisition Report		N/A
(p)	Subsequent Acquisition Reports		N/A
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

---

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion	For the financial year ended November 30,

Document Name or Information		Documents Filed
	and Analysis)	2007 - Financial Statements and MD&A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

END